Issuer Free Writing Prospectus, dated June 7, 2022

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus Supplement, dated June 7, 2022

Registration Statement No. 333-236374

Cabot Corporation

Pricing Term Sheet

$400,000,000 5.000% Senior Notes due 2032

Issuer:	Cabot Corporation

Security Type:	Senior Unsecured Notes

Principal Amount:	$400,000,000

Maturity Date:	June 30, 2032

Coupon:	5.000%

Price to Public:	99.330%

Yield to Maturity:	5.086%

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Yield:	2.961%

Re-Offer Spread to Benchmark Treasury:	+212.5 bps

Interest Payment Dates:	June 30 and December 30, commencing December 30, 2022

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Prior to March 30, 2032 (three months prior to the maturity date of the notes) (the “Par Call Date”): redeemable at Issuer’s option, in whole or in part, at a redemption price equal to the greater of (i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, less interest accrued to the date of redemption, and (ii) 100% of the principal amount, plus, in either case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after the Par Call Date, redeemable at Issuer’s option, in whole or in part, at a redemption price equal to 100% principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Settlement Date:	June 22, 2022 (T+10)

Delivery of the notes is expected to be made against payment for the notes on June 22, 2022, which will be the tenth business day following the date hereof (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to the second business day before delivery should consult their own advisers.

Legal Format:	SEC registered

Change of Control Triggering Event:	Upon a Change of Control Triggering Event, holders may cause Issuer to repurchase the notes at 101% of their face amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

CUSIP/ISIN:	127055 AM3 / US127055AM33

Expected Ratings (Moody’s / S&P)*:	Baa2 / BBB

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC TD Securities (USA) LLC PNC Capital Markets LLC

Senior Co-Managers:	BofA Securities, Inc. Loop Capital Markets LLC HSBC Securities (USA) Inc.

(*)    An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and the documents the Issuer has filed with the SEC that are incorporated by reference in the foregoing for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the prospectus supplement and prospectus if you request them by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

This pricing term sheet supplements the preliminary prospectus supplement issued by Cabot Corporation on June 7, 2022 relating to the base prospectus dated February 11, 2020.

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